                                                                     EXHIBIT 12


                    CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                                 (IN THOUSANDS)

                                                                      YEAR ENDED DECEMBER 31,
                                                --------------------------------------------------------------------
                                                   1998          1999          2000          2001          2002
                                                ------------  ------------  ------------  ------------  ------------

Income (loss) from continuing operations.....   $  (164,752)  $ 1,642,855   $   222,042   $   446,925    $  386,283

Income taxes for continuing operations.......       (48,011)      890,371       234,196       228,252       208,026

Capitalized interest.........................       (12,148)      (14,675)      (10,803)       (9,125)      (11,620)
                                                -----------   -----------   -----------   -----------    ----------
                                                   (224,911)    2,518,551       445,435       666,052       582,689
                                                -----------   -----------   -----------   -----------    ----------
Fixed charges, as defined:

   Interest..................................       538,763       489,098       509,974       551,534       682,700

   Capitalized interest......................        12,148        14,675        10,803         9,125        11,620

   Distribution on trust preferred securities        29,201        51,220        54,358        55,598        55,545

   Preference security dividend requirements
     of subsidiary...........................           503           599           797         1,296            --

   Interest component of rentals charged to
     operating expense.......................        10,964        15,681        15,244        15,118        14,281
                                                -----------   -----------   -----------   -----------    ----------
   Total fixed charges.......................       591,579       571,273       591,176       632,671       764,146
                                                -----------   -----------   -----------   -----------    ----------
Earnings, as defined.........................   $   366,668   $ 3,089,824   $ 1,036,611   $ 1,298,723    $1,346,835
                                                ===========   ===========   ===========   ===========    ==========
Ratio of earnings to fixed charges...........            --          5.41          1.75          2.05          1.76
                                                ===========   ===========   ===========   ===========    ==========

     In 1998 earnings were inadequate to cover fixed charges by approximately $225 million. This deficiency results from the $1.2 billion non-cash, unrealized loss recorded for the ACES. Excluding the effect of the non-cash, unrealized loss, the ratio of earnings from continuing operations to fixed charges would have been 3.30.